SECURITIES AND EXCHAGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreing Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the February 18, 2002

Credicorp Ltd.
Clarendon House
Church Street
Hamilton HM 11 Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___x_ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No_____x______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached Material Event (Hecho de Importancia) is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following :

(1) Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on February 18, 2002.

Notice of Material Event regarding Credicorp Ltd., dated February 18, 2002

February 18, 2002

Comisión Nacional Supervisora
De Empresas y Valores
Lima

Ref.; "Material Event"

Dear Sirs:

In this letter and in accordance with that expressed in article 28 of the Stock Market Law, according to the text approved in Law 27649, and with CONASEV resolution 307-95-EF/94.10.0, we comply by putting at your disposition, as a "Material Fact," that in a board meeting held today Credicorp Limited has decided to purchase, directly or through one or various subsidiaries, up to the total of all issued and outstanding shares issued by Banco de Credito del Peru that it does not already own, at price of S/.1.80 per share. The operations will take place on the Lima stock exchange from today, and will continue through March 8, 2002.

Sincerely,

Benedicto Cigüeñas
Credicorp Ltd.

0000

CREDICORP
CORPORACION BCP

La Molina, 18 febrero del 2002

'02 FEB 18 15:21

Señores
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
Registro Público del Mercado de Valores
Presente.-

At. : Dra. Mariela Del Barco
Ref.: "Hecho de Importancia"

Estimados señores:

Por medio de la presente y de conformidad con lo dispuesto por el artículo 28° de la Ley del Mercado de Valores, según texto aprobado por la Ley N° 27649, y con la Resolución CONASEV N° 307-95-EF/94.10.0, cumplimos con poner en su conocimiento, en calidad de "Hecho de Importancia", que en su sesión de Directorio del día de hoy Credicorp Limited ha acordado la compra, a través de ella o de una o varias de sus subsidiarias, de hasta el total del saldo de acciones emitidas por el Banco de Crédito del Perú que no sean de su propiedad, a un precio de S/. 1.80 por acción. Las operaciones se realizarán en Rueda de Bolsa de la Bolsa de Valores de Lima desde esta misma fecha y hasta el día 8 de marzo del 2002 inclusive.

Sin otro particular, quedamos de ustedes.

Atentamente,

CREDICORP LIMITED

BENEDICTO CIGÜEÑAS
Representante

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

By: ---
Name : Alfredo Montero
Title: Authorized Representative

Dated: February 22, 2002